McDonnaugh Securities LLC

**Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
For the Year Ended June 30, 2024**

McDonnaugh Securities LLC
Table of Contents
For the Year Ended June 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70018

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCDONNAUGH SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2425 GRAND AVE.
(No. and Street)

BALDWIN	NY	11510
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANDRE MCDONNAUGH	(516) 782-3463	andre@mcdonnaugh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER, LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE ONE SOUTH, SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDRE MCDONNAUGH _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCDONNAUGH SECURITIES LLC _____, as of 6/30 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Christopher M. Duffy
Notary Public

Christopher G. Duffy
New York Notary Public
01DU6023197 Nassau County
Term Expires April 19, 2026

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
McDonnaugh Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonnaugh Securities LLC (the “Company”) as of June 30, 2024, the related statements of operations, changes in member’s equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the Financial Statements, the Company has incurred net losses since inception. In addition, the Company’s net loss for the year ended June 30, 2024, exceeded its net capital as of June 30, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s plans regarding these matters are also described in Note 3. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Our report is not modified with respect to this matter.

Supplementary Information

The supplementary information, Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1; Schedule II – Computation for Determination of the Reserve Requirement Pursuant to SEC Rule 15c3-3; and Schedule III – Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (Collectively, the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2021.

Berkower LLC

Berkower LLC
Iselin, New Jersey
October 11, 2024

McDonnaugh Securities LLC

Statement of Financial Condition

As of June 30, 2024

ASSETS

Cash	$	20,515
Receivable from clearing broker		5,835
Other Assets		712
TOTAL ASSETS	$	27,062

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	17,048
TOTAL LIABILITIES		17,048
Member's Equity		10,014
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,062

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities LLC

Statement of Operations
For the Year Ended June 30, 2024

REVENUE:

Commission Income	$	287
Interest Income		17
Total revenue	$	304

EXPENSES:

Professional fees	$	50,000
Clearance fees		23,912
Regulatory fees		4,816
Occupancy and office		1,277
Other		1,820
Total expenses		81,825
Net loss	$	(81,521)

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2024

MEMBER'S EQUITY, JULY 1, 2023	$	11,121
Net loss		(81,521)
Member contributions		80,414
MEMBER'S EQUITY, JUNE 30, 2024	$	10,014

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities LLC

Statement of Cash Flows
For the Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(81,521)
Adjustments to reconcile net loss to net cash used by		
operating activities		
Changes in operating assets and liabilities		
Increase in Receivable from clearing broker		(3,802)
Increase in Other Assets		(712)
Increase in Accounts payable and accrued expenses		7,184
NET CASH USED BY OPERATING ACTIVITIES		(78,851)

CASH FLOWS FROM FINANCING ACTIVITIES:

Member contributions		80,414
NET CASH PROVIDED BY FINANCING ACTIVITIES		80,414
NET INCREASE IN CASH		1,563
CASH - JULY 1, 2023		18,952
CASH - JUNE 30, 2024	$	20,515

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Taxes Paid	$	-
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

MacDonnaugh Securities LLC (the "Company") is a securities broker-dealer located in Baldwin, New York. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective October 7, 2020. The Company is a single-member limited liability company organized under the laws of the State of Delaware on July 2, 2018.

The Company had a de minimis amount of revenue, for the year ended June 30, 2024. Its lines of business include: 1) the execution of customers' securities transactions, which are cleared on a fully-disclosed basis through its clearing broker; and 2) retailing mutual funds, corporate debt securities, and corporate equity securities over-the-counter.

The Company has incurred net losses since commencing operations in October 2020. It has prepared a Liquidity and Funding Plan for the upcoming year. See Note 3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with *ASC 606 "Revenue from Contracts with Customers"* The Company had a de minimis amount of revenue, for the year ended June 30, 2024.

Cash

The Company maintains its cash account at a single commercial bank located in the United States. Throughout the year ended June 30, 2024, the Company's cash balance was fully protected by the Federal Deposit Insurance Corporation ("FDIC") insurance coverage of $250,000.

Clearing Agreements

The Company has a clearing agreement with Interactive Brokers which had a receivable that amounted to $5,835 of June 30, 2024.

Accounts receivable

The Company records an allowance for credit losses, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters. There were no Accounts receivable as of June 30, 2024 and accordingly no allowance for credit losses.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements. The Company is a single member limited liability company, which is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is responsible for the federal and state income taxes (benefit) associated with the Company's taxable income (loss).

At June 30, 2024, the Company has determined that it had no uncertain tax positions requiring financial statement recognition. This determination is updated on an ongoing basis as facts and circumstances require. The Company's tax returns are subject to examination by tax authorities in the applicable jurisdictions per the established statutes of limitations, normally three years prior to the current period, meaning all periods since inception in October 2020.

LLC

A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation. The Member's liability for the Company is generally limited to its equity balance plus any specific guarantees.

2. Summary of Significant Accounting Policies, continued

Professional fees and Clearance fees

The Company records accounting, audit and other professional services fees in the period that the associated services are performed. Clearance fees represent minimum monthly fees charged by the Company's clearing broker under a written services agreement.

Exemption from SEC Rule 15c3-3

The Company's policy is to operate within the exemption provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

3. Liquidity and Funding Plan

The Company's financial statements have been prepared on a going concern basis, which GAAP standards define as a minimum of one year from the date of their issuance, meaning through October 11, 2024. The Company has not generated revenue, except for a de minimis amount of revenue, during the current period since commencing operations in October 2020. The Company's net losses for the periods ended June 30, 2024, 2023, 2022 and 2021 each exceeded its net capital balance as of June 30 2024. The Company will require funding from its Member in order to continue operations through October 11, 2024.

As a result, the Company's management has determined that there is substantial doubt about its ability to continue as a going concern, as defined above. In this situation, GAAP requires the Company to support its classification as a going concern with an appropriate funding plan based upon a realistic assessment.

Accordingly, the Company has evaluated its financial condition as well as a range of strategies. The Company is implementing certain revenue-generating activities and cost reduction efforts to improve operating results. Furthermore, the Member has committed to fund the Company as needed to continue operations through at least October 31, 2025.

There is inherent uncertainty in both the Company's projected operating results and the Member's ability to meet the Company's remaining funding needs due to market risk, interest rate risk, changing economic conditions, external factors and other unknown matters. To address the possibility of a shortfall in its projections, the Company has identified certain cost reduction and funding contingency plans that would be employed to the extent necessary.

4. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $9,302, which was $4,302 in excess of its required net capital of $5,000. The Company's precentage aggregate indebtedness to net capital was 183.27%.

5. Related Party Transactions

The Company has an expense sharing agreement with an affiliated entity ("Affiliate") under common ownership. The Company's share of occupancy, office and support staff costs amounted to $892 for the year ended June 30, 2024, and $0 was payable to the Affiliate at June 30, 2024. The owner of the Company and the Affiliate waived the Company's payment of $1,814 of these costs, which was accounted for as a Member contribution during the year ended June 30, 2024.

The office space is leased by the Affiliate under a short-term lease agreement, which the Company has determined is not subject to the accounting requirements of *ASC 842*, Leases.

6. Recent Accounting Pronouncements

Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

7. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through October 11, 2024, the date these financial statements were issued. Member contributions amounted to approximately $45,000 for the period July 01,2024 to October 11,2024. No other subsequent events required adjustment or disclosure in the financial statements.

McDonnaugh Securities LLC

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2024

MEMBER'S EQUITY	$	10,014
DEDUCTIONS AND/OR CHARGES:		712
NET CAPITAL	$	9,302
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	17,048
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000 or 6-2/3% of Aggregate Indebtedness	$	5,000
Excess net capital	$	4,302
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	3,302
Precentage of Aggregate Indebtedness to Net Capital		183.27%

There were no material differences between the net capital computation above and that included in the Company's unaudited Form X-17A-5, Part IIA as of June 30, 2024, which was filed on July 23, 2024.

McDonnaugh Securities LLC

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
and
Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
June 30, 2024

SCHEDULE II -
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Company claims an exemption under Rule 15c3-3 (k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Company claims an exemption under Rule 15c3-3 (k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☏ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
McDonnaugh Securities LLC

We have reviewed management's statements, included in the accompanying McDonnaugh Securities LLC Exemption Report, in which McDonnaugh Securities LLC (the "Company") stated that:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k): (2) (ii) (exemption provision)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
October 11, 2024

Miami ● Los Angeles ● Cayman Islands

13

McDonnaugh Securities LLC
Exemption Report
For the Year Ended June 30, 2024

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

McDonnaugh Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Andre McDonnaugh, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer

Date: October 11, 2024